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                                                                       EXHIBIT 2

[WESTPAC
AUSTRALIA'S FIRST BANK LOGO]      Westpac Banking Corporation ABN 33 007 457 141

                                   GROUP SECRETARIAT
                                   Level 25, 60 Martin Place
                                   SYDNEY NSW 2000
                                   Telephone: (61 2) 9216 0390
                                   Facsimile: (61 2) 9226 1888


9 December 2002

Companies Announcements Platform
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY NSW 2000


Dear Sir/Madam

               OPTION GRANT - GENERAL MANAGEMENT SHARE OPTION PLAN

Options were granted on 9 December 2002, under Westpac's General Management Share Option Plan. Details are:


1.   Closing date of issue                   6 December 2002

2.   Number of options issued                75,000

3.   Amount paid per option                  Nil

4.   Issue price                             $14.33

5. Options are not eligible to participate in dividends. Fully paid ordinary shares allotted upon the exercise of options rank immediately for dividends.

6.   The options will not be listed and are not transferable.

7. Subject to satisfaction of performance requirements as outlined in the Plan, options may be exercised in multiples of 1,000 no sooner than the day 3 years after date of grant (9 December 2005) and no later than the day 10 years after date of grant. If not exercised, the option will lapse.

8. On retirement or death in service, options are to be exercised within 12 months of retirement or date of death, or within 10 years, whichever is sooner - otherwise the options will be forfeited.

9.   On resignation/dismissal, the options will be forfeited.

10. Options shall not participate in any bonus issue of securities unless and until they are exercised.

11.  Listing Rule 7.2 (Exception 9) applies to this issue of options.


Yours sincerely



Julie Thorburn
Head of Group Secretariat (Acting)
[GRAPHIC] (02) 9216 0390


                                                              www.westpac.com.au

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[WESTPAC
AUSTRALIA'S FIRST BANK LOGO]      Westpac Banking Corporation ABN 33 007 457 141

                                   GROUP SECRETARIAT
                                   Level 25, 60 Martin Place
                                   GPO Box 1
                                   SYDNEY NSW 2000
                                   Telephone: (61 2) 9216 0390
                                   Facsimile: (61 2) 9226 1888


9 December 2002


Companies Announcements Platform
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY NSW 2000


Dear Sir/Madam

WESTPAC BANKING CORPORATION -  PAID UP CAPITAL
                            -  QUOTED CAPITAL

A total of 94,000 new fully paid shares were allotted today following the exercise of options pursuant to Westpac's Senior Officers' Share Purchase Scheme (SOSPS).

PAID-UP CAPITAL

Previously:    1,754,034,869 ordinary shares each fully paid.

Now: 1,754,128,869 (increase of 94,000) ordinary shares each fully paid.

QUOTED CAPITAL

Quoted capital is 1,754,034,869 (no increase) fully paid ordinary shares.

Since the record date of 27 November 2002, 94,000 fully paid ordinary shares have been allotted upon exercise of options. These shares are ex-dividend until following next record date in June 2003 and listing will be sought shortly after that date.


Yours faithfully


Julie Thorburn
Head of Group Secretariat (Acting)


                                                              www.westpac.com.au